

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2017

Ramiro Alfonsin
Chief Financial Officer
LATAM Airlines Group S.A.
Presidente Riesco 5711, 20th Floor
Las Condes, Santiago, Chile

      Re: **LATAM Airlines Group S.A.**
              Form 20-F for Fiscal Year Ended December 31, 2016
              Filed March 30, 2017
              File No. 001-14728

Dear Mr. Alfonsin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Lyn Shenk

              Lyn Shenk
              Branch Chief
              Office of Transportation and Leisure